Exhibit 99.3
AMENDMENT
TO
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
FREESEAS INC. (THE “CORPORATION”)
PURSUANT TO SECTION 90 OF
THE MARSHALL ISLANDS BUSINESS CORPORATION ACT
     I, Ion G. Varouxakis, the President and Chief Executive Officer of the Corporation, for the purpose of amending the Articles of Incorporation of the Corporation, hereby certify:
1.	The name of the Corporation is: FreeSeas Inc.

2.	The Articles of Incorporation were filed with the Registrar of Corporations as of the 23rd day of April, 2004 and were amended and restated in their entirety as of the 27th day of April, 2005.

3.	The Paragraph D of the Articles of Incorporation is deleted in its entirety and replaced with the following:
“D.	The aggregate number of shares of capital stock that the Corporation shall have the authority to issue is two hundred fifty-five million (255,000,000) consisting of the following:

(1) The Corporation is authorized to issue two hundred fifty million (250,000,000) registered shares of common stock with a par value of US $0.001 per share.

(2) The Corporation is authorized, without further vote or action by the shareholders, to issue five million (5,000,000) registered shares of preferred stock with a par value of US $0.001 per share. The Board of Directors of the Corporation shall have the authority to establish such series of preferred stock and with such designations, preferences and relative participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such shares of preferred stock.”
4.	All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.

5.	This Amendment to the Amended and Restated Articles of Incorporation was approved by a majority of the shareholders of the Corporation at an annual meeting of the shareholders of the Corporation held on September 17, 2009.

     IN WITNESS WHEREOF, I have executed this Amendment to the Amended and Restated Articles of Incorporation on behalf of the Corporation on this 17th day of September, 2009.

/s/ Ion G. Varouxakis
Ion G. Varouxakis,
President and Chief Executive Officer

SS.:
On this _____ day of September, 2009, before me personally came Ion G. Varouxakis known to me to be the individual described in and who executed the foregoing instrument and he duly acknowledged to me that the execution thereof was his act and deed.

Notary Public

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